1301 Avenue of the Americas	Tel: +1 212-251-1199	James D. Small III
42nd Floor	Fax: +1 212-251-1180	Senior Vice President, Secretary
New York, NY 10019	Cell: +1 917-703-1530	and General Counsel
USA	E-mail: jsmall@osg.com

March 22, 2016

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Overseas Shipholding Group, Inc.
Request to Withdraw Registration Statement on Form S-1 (Registration No. 333-203844)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Overseas Shipholding Group, Inc., a Delaware corporation (the “Company”), hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-203844), together with all exhibits and amendments thereto (the “Registration Statement”). The Registration Statement was initially filed on May 4, 2015 and was amended on June 26, 2015.

The Company submits this request for withdrawal as it does not intend to pursue the contemplated public offering of the securities covered by the Registration Statement at this time. The Registration Statement has never been declared effective by the Commission and the Company has not sold any securities under the Registration Statement.

The Company also requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use for the Company’s account.

It is the Company’s understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date hereof, unless it receives notice from the Commission that it will not be granted within fifteen days of the date hereof.

If you have any questions or require additional information, please do not hesitate to contact the undersigned at (212) 251-1199 or Jeffrey D. Karpf of Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2864.

Very truly yours,

By: /s/James D. Small III

James D. Small III

Senior Vice President, Secretary & General Counsel

cc:          Jeffrey D. Karpf

     Cleary Gottlieb Steen & Hamilton LLP

Michael J. Zeidel

      Skadden, Arps, Slate, Meagher & Flom LLP